WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06019120

5 December 2006

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed interim report and supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Mr H G Hira
Investor Relations Manager

Enclosures

WITS GOLD

A Long Term Option on Gold

Witwatersrand Consolidated Gold Resources Limited
Incorporated in the Republic of South Africa
Registration No. 2002/031365/06
JSE Code: WGR
ISIN ZAE 000079703

FILE NO: 82-34986

Unaudited interim results for the six month period ended 31 August 2006

Highlights

- Successful listing on JSE Limited
- Initiated Level 1 ADR programme in the United States
- Granted two additional prospecting rights
- Increase in Inferred Resources to 158 Moz gold and 134 Mlbs U_3O_8
- Commenced exploration drilling

Fundamental corporate statistics



200
180
160
140
120
100
80
60
40
20
0
WGR
JSE Gold Index
24 April 2006
8 May 2006
22 May 2006
5 June 2006
19 June 2006
3 July 2006
17 July 2006
31 July 2006
14 August 2006
28 August 2006

Share performance relative to JSE Gold Index



North America 4%
Rest of Europe 38%
Africa 49%
UK 9%

Geographic distribution of shareholders



Klerksdorp Goldfield
39,5 Moz Au
Potchefstroom Goldfield
75,8 Moz Au
Southern Free State Goldfield
43,5 Moz Au
Southern Free State Goldfield
134,7 Mlbs U_3O_8
Total Uranium
134,7 Mlbs U_3O_8
Total Gold
158,8 Moz
0
20
40
60
80
100
120
140
160
180

Wits Gold resources

Overview

During the six month period under review, Wits Gold has become a publicly listed company on the JSE Limited (JSE). This milestone was achieved on 24 April 2006 with the shares issued at R20,00. The debut was a success with trading volumes on that day exceeding 170 000 shares with an aggregate value of R8,39 million, and a closing share price of R52,00. Since then, based to 100 the share price has illustrated the effects of gearing by outperforming both the R/kg and US$/oz prices of gold. By 31 August 2006, the share price had improved to R64,00, whilst the average daily trading volume since listing has been 21 818 shares with a value of approximately R1,4 million. In order to further improve the liquidity of Wits Gold shares, a Level 1 ADR programme has been initiated in the United States.

Background to Company

Wits Gold is a gold and uranium exploration company that was originally established in 2003 to acquire substantial mineral resources in the Witwatersrand Basin. The granting of six new order prospecting rights in late 2005, the definition of a SAMREC compliant resource by Snowden Mining Industry Consultants and the JSE listing marked the completion of the initial phase of the Company's development. Since then, Wits Gold has been awarded two additional prospecting rights, so that the total Inferred Resource available to the Company comprises 158,8Moz of gold and 134Mlbs of uranium oxide. This resource is located in 'brownfields' areas adjacent to current mining operations in the Carletonville, Klerksdorp and southern Free State Goldfields.

Events subsequent to the review period

In early October, Wits Gold purchased a 42 hectare agricultural property in the Potchefstroom district. Over the next six months, a world class storage warehouse will be constructed. This will accommodate one of the Company's principle assets, the 526 km of core that was acquired from AngloGold Ashanti Limited, Gold Fields Limited and Harmony Gold Mining Company Limited, as well as providing storage and sampling facilities for new core resulting from the Company's drilling programmes.

The Wits Gold Annual General Meeting was held in Johannesburg on 5 October. In addition to routine business matters, a new non-executive director, Mrs Gayle Wilson was appointed. Mrs Wilson is a chartered accountant and until June 2005, was an audit partner at Ernst and Young.

Towards the end of October, the Company completed a private placement of 557 882 shares at a price of R55,00. This private placement was arranged by JP Morgan Chase Bank with international institutional investors, and raised a total of R30,68 million. These funds will be used to complete the Potchefstroom core yard and to advance the Company's drilling programmes in the Witwatersrand Basin.

Future exploration

The next phase in the growth of Wits Gold involves the improved definition of the mineral resources within the Company's prospecting rights. Five priority projects have been identified on the basis of higher gold grades and the shallower depths of the reefs below surface. Some 2 000 reef intersections have previously been made within these priority areas. However, in order to upgrade the gold and uranium mineralisation to the Indicated and Measured categories as defined by the SAMREC code, further drilling is necessary. Accordingly, a programme of 20 surface boreholes has been designed to address this objective by the first quarter of 2009. The first borehole in the southern Free State started drilling during August 2006 and a second machine started work in October.

Basis of accounting

In compliance with JSE Listings Requirements, the interim financial results for the six month period ended 31 August 2006 have been prepared in accordance with the International Financial Reporting Standards ('IFRS') which have been consistently applied. In terms of IAS 8, the basic, headline and diluted loss per share have been restated for the years ended 28 February 2005 and 29 February 2004. A SENS announcement was released on 30 November 2006 explaining these errors. These interim financial statements have not been audited and do not include all of the information required for full annual financial statements.

On behalf of the board

Adam Fleming	Marc Watchorn
Chairman	Chief Executive Officer

30 November 2006

Condensed income statements

for the six months ended 31 August 2006

	Notes	Six months ended 31 August 2006 (Unaudited) R	Six months ended 31 August 2005 (Unaudited) R	Year ended 28 February 2006 (Audited) R
Revenue		**–**	–	–
Operating loss		**(8 419 877)**	(1 467 202)	(5 017 253)
Interest income		**1 027 359**	948 676	1 885 667
Interest expense		**–**	(516)	(5 566)
Loss for the period/year after taxation		**(7 392 518)**	(519 042)	(3 137 152)
Basic, headline and diluted loss per share				
Basic weighted average number of shares in issue	*3*	**24 685 048**	24 153 106	24 653 106
Basic and headline loss per share (cents)	*3*	**(29,95)**	(2,15)	(12,73)
Diluted weighted average number of shares in issue	*4*	**24 845 751**	24 153 106	24 991 662
Diluted loss per share (cents)	*4*	**(40,12)**	(2,15)	(23,99)

Condensed balance sheets

at 31 August 2006

	As at 31 August 2006 (Unaudited) R	As at 31 August 2005 (Unaudited) R	As at 28 February 2006 (Audited) R
Assets			
Non-current assets	**20 574 047**	16 217 714	18 521 734
Current assets	**28 921 357**	28 886 769	26 156 486
Total assets	**49 495 404**	45 104 483	44 678 220
Equity and liabilities			
Capital and reserves	**46 686 337**	44 336 085	43 912 855
Current liabilities	**2 809 067**	768 398	765 365
Total equity and liabilities	**49 495 404**	45 104 483	44 678 220

Condensed statements of changes in shareholders' equity

for the six months ended 31 August 2006

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Total R
Balance at 28 February 2005 (Audited)	246 531	47 092 879	339 500	(2 823 783)	44 855 127
Loss for the period	–	–	–	(519 042)	(519 042)
Balance at 31 August 2005 (Unaudited)	246 531	47 092 879	339 500	(3 342 825)	44 336 085
Balance at 28 February 2006 (Audited)	246 531	47 092 879	2 534 380	(5 960 935)	43 912 855
Loss for the period	–	–	–	(7 392 518)	(7 392 518)
Equity-settled share-based payment	–	–	2 466 000	–	2 466 000
Issue of share capital	4 000	7 696 000	–	–	7 700 000
Balance at 31 August 2006 (Unaudited)	**250 531**	**54 788 879**	**5 000 380**	**(13 353 453)**	**46 686 337**

Condensed cash flow statements

for the six months ended 31 August 2006

	Six months ended 31 August 2006 (Unaudited) R	Six months ended 31 August 2005 (Unaudited) R	Year ended 28 February 2006 (Audited) R
Net cash generated by/(utilised in) operating activities	**(3 689 123)**	302 646	262 408
Net cash utilised in investing activities	**(2 104 141)**	(1 219 013)	(3 567 833)
Net cash (utilised in)/generated by financing activities	**7 700 000**	(1 051 397)	(1 518 601)
(Decrease)/increase in cash and cash equivalents	**1 906 736**	(1 967 764)	(4 824 026)
Unrestricted cash and cash equivalents at beginning of the period/year	**25 963 176**	30 787 202	30 787 202
Unrestricted cash and cash equivalents at end of the period/year	**27 869 912**	28 819 438	25 963 176

1. Basis of accounting

In compliance with JSE Listings Requirements, the interim financial results for the six month period ended 31 August 2006 have been prepared in accordance with the International Financial Reporting Standards ('IFRS') which have been consistently applied. In terms of IAS 8, the basic, headline and diluted loss per share have been restated for the years ended 28 February 2005 and 29 February 2004. A SENS announcement was released on 30 November 2006 explaining these errors. These interim financial statements have not been audited and do not include all of the information required for full annual financial statements.

2. Commitments and contingent liabilities

	Six months ended 31 August		Year ended 28 February
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)
	R	R	R
Operating lease commitments			
The future operating lease charges for premises are:			
Due within one year	**128 066**	118 579	150 275
Due thereafter	**77 084**	183 126	146 793
	205 150	301 705	297 068

Monthly operating lease charges escalate at a rate of 8% annually and are recognised on a straight-line basis over the period of the lease.

Capital commitments and contingent liabilities

There were no capital commitments or contingent liabilities at 31 August 2006, except as indicated below.

In terms of the Prospecting Rights granted to the Company by the DME, the Company has committed to spend the following amounts on exploration in the relevant regions, over the next five years to February 2011:

Due within one year	**9 033 311**	–	9 216 600
Due thereafter	**29 435 351**	–	33 860 362
	38 468 662	–	43 076 962

Included in the August 2006 figures above, are amounts of R28,8 million committed to borehole drilling companies. As at 31 August 2005 there was no such commitment.

The Company has entered into building contracts to erect a warehouse to store drill core. These improvements will be made on the property, Portion 709 of the Farm Vyfhoek No. 428 situated in the North West Province that the Company acquired during the period under review. The commitment in terms of these contracts, all due within one year, is as follows:

	1 413 900	–	–

	Six months ended 31 August 2006 (Unaudited) R	Six months ended 31 August 2005 (Unaudited) R	Year ended 28 February 2006 (Audited) R
3. Basic and headline loss per share			
The calculation of loss per ordinary share is based on:			
• Weighted average shares outstanding during the period/year; and	**24 685 048**	24 153 106	24 653 106
• Net loss attributable to ordinary shareholders	**(7 392 518)**	(519 042)	(3 137 152)
4. Diluted loss per share			
The calculation of diluted loss per ordinary share is based on:			
• Weighted average shares outstanding during the period/year; and	**24 845 751**	24 153 106	24 991 662
• Net loss attributable to ordinary shareholders	**(9 967 518)**	(519 042)	(5 994 295)
Loss attributable to ordinary shareholders (diluted)			
Loss attributable to ordinary shareholders	**(7 392 518)**	(519 042)	(3 137 152)
After-tax effect of future equity-settled share-based payment transactions	**(2 575 000)**	–	(2 857 143)
Loss attributable to ordinary shareholders (diluted)	**(9 967 518)**	(519 042)	(5 994 295)
Weighted average number of ordinary shares (diluted)			
Basic weighted average number of ordinary shares in issue	**24 685 048**	24 153 106	24 653 106
Effect of future equity-settled share-based payment transactions	**160 703**	–	338 556
Weighted average number of ordinary shares (diluted)	**24 845 751**	24 153 106	24 991 662

5. Events after the balance sheet date

During October 2006 the Company issued 557 882 ordinary shares for cash at a price of R55,00 per share. The gross proceeds raised amounted to R30 683 510.

Corporate information

Registration number
2002/031365/06

Telephone and fax numbers
Telephone: +27 11 832 1749
Fax: +27 11 838 3208

Website and E-mail address
Website: www.witsgold.com
Email:

Chief executive officer
Dr Marc Watchorn
marcw@witsgold.com

Investor relations manager
Mr Hethen Hira
hethenh@witsgold.com

Registered office and postal address
70 Fox Street, Marshalltown
Johannesburg, 2001
PO Box 61140, Marshalltown, 2107
South Africa

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Limited
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill. 2157
South Africa

Directors

Mr Adam Fleming	(Non-executive chairman)
Prof Taole Mokoena	(Non-executive deputy chairman)
Dr Humphrey Mathe	(Non-executive director)
Mrs Gayle Wilson	(Non-executive director)
Dr Marc Watchorn	(Chief executive officer)
Mr Derek Urquhart	(Chief financial officer)

Disclaimer: Forward looking statements

Certain statements included in this report constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; changes in laws and government regulations, including environmental regulations and mineral rights legislation; changes in exchange rates; currency devaluations and inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document. Wits Gold undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Witwatersrand Consolidated Gold Resources Limited

Unaudited interim results for the six months ended 31 August 2006

Corporate information as at 31 August 2006

JSE trading symbol	WGR
OTC trading symbol	WIWTY.PK
Shares issued	25,05 million
Market capitalisation	R1 603 million
Cash resources	R28,5 million

Wits Gold - Unaudited Interim Results For The Six Months Ended 31 August 2006

Release Date: 30/11/2006 16:00:01 Code(s): WGR

FILE NO: 82- 34986

Wits Gold - Unaudited interim results for the six months ended 31 August 2006
Witwatersrand Consolidated Gold Resources Limited
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
JSE Code WGR & ISIN ZAE000079703
"Wits Gold" or "the Company"
Unaudited interim results
for the six months ended 31 August 2006

Highlights

* Successful listing on JSE Limited
* Initiated Level 1 ADR programme in the United States
* Granted two additional prospecting rights
* Increase in Inferred Resources to 158 Moz gold and 134 Mlbs U3O8
* Commenced exploration drilling

Condensed income statements for the six months ended 31 August 2006

	Six months ended 31 August 2006 (Unaudited) R	2005 (Unaudited) R	Year ended 28 February 2006 (Audited) R
Revenue	-	-	-
Operating loss	(8 419 877)	(1 467 202)	(5 017 253)
Interest income	1 027 359	948 676	1 885 667
Interest expense	-	(516)	(5 566)
Loss for the period/year after taxation	(7 392 518)	(519 042)	(3 137 152)
Basic, headline and diluted loss per share			
Weighted average number of shares in issue	24 685 048	24 153 106	24 653 106
Basic and headline loss per share (cents)	29,95	2,15	12,73
Diluted weighted average number of shares in issue	24 845 751	24 153 106	24 991 662
Diluted loss per share (cents)	40,12	2,15	23,99

Condensed balance sheets at 31 August 2006

	As at 31 August 2006 (Unaudited) R	2005 (Unaudited) R	As at 28 February 2006 (Audited) R
Assets			
Non-current assets	20 574 047	16 217 714	18 521 734
Current assets	28 921 357	28 886 769	26 156 486
Total assets	49 495 404	45 104 483	44 678 220
Equity and liabilities			
Capital and reserves	46 686 337	44 336 085	43 912 855
Current liabilities	2 809 067	768 398	765 365
Total equity and liabilities	49 495 404	45 104 483	44 678 220

Condensed statements of changes in shareholders" equity
for the six months ended 31 August 2006

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R
Balance at 28 February 2005 (Audited)	246 531	47 092 879	339 500
Loss for the period	-	-	-
Balance at 31 August 2005 (Unaudited)	246 531	47 092 879	339 500
Balance at 28 February 2006 (Audited)	246 531	47 092 879	2 534 380
Loss for the period	-	-	-
Equity-settled share-based payment	-	-	2 466 000
Issue of share capital	4 000	7 696 000	-
Balance at 31 August 2006 (Unaudited)	250 531	54 788 879	5 000 380

Accu-
mulated

FILE No: 82-34986

	loss	Total
	R	R
Balance at 28 February 2005 (Audited)	(2 823 783)	44 855 127
Loss for the period	(519 042)	(519 042)
Balance at 31 August 2005 (Unaudited)	(3 342 825)	44 336 085
Balance at 28 February 2006 (Audited)	(5 960 935)	43 912 855
Loss for the period	(7 392 518)	(7 392 518)
Equity-settled share-based payment	-	2 466 000
Issue of share capital	-	7 700 000
Balance at 31 August 2006 (Unaudited)	(13 353 453)	46 686 337

Condensed cash flow statements for the six months ended 31 August 2006

	Six months ended		Year ended
	31 August		28 February
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)
	R	R	R
Net cash generated by/(utilised in) operating activities	(3 689 123)	302 646	262 408
Net cash utilised in investing activities	(2 104 141)	(1 219 013)	(3 567 833)
Net cash (utilised in)/generated by financing activities	7 700 000	(1 051 397)	(1 518 601)
(Decrease)/increase in cash and cash equivalents	1 906 736	(1 967 764)	(4 824 026)
Unrestricted cash and cash equivalents at beginning of the period/year	25 963 176	30 787 202	30 787 202
Unrestricted cash and cash equivalents at end of the period/year	27 869 912	28 819 438	25 963 176

Commentary

Overview

During the six month period under review, Wits Gold has become a publicly listed company on the JSE Limited (JSE). This milestone was achieved on 24 April 2006 with the shares issued at R20,00. The debut was a success with trading volumes on that day exceeding 170 000 shares with an aggregate value of R8,39 million, and a closing share price of R52,00. Since then, based to 100 the share price has illustrated the effects of gearing by outperforming both the R/kg and US$/oz prices of gold. By 31 August 2006, the share price had improved to R64,00, whilst the average daily trading volume since listing has been 21 818 shares with a value of approximately R1,4 million. In order to further improve the liquidity of Wits Gold shares, a Level 1 ADR programme has been initiated in the United States.

Background to Company

Wits Gold is a gold and uranium exploration company that was originally established in 2003 to acquire substantial mineral resources in the Witwatersrand Basin. The granting of six new order prospecting rights in late 2005, the definition of a SAMREC compliant resource by Snowden Mining Industry Consultants and the JSE listing marked the completion of the initial phase of the Company"s development. Since then, Wits Gold has been awarded two additional prospecting rights, so that the total Inferred Resource available to the Company comprises 158,8 Moz of gold and 134 Mlbs of uranium oxide. This resource is located in `brownfields" areas adjacent to current mining operations in the Carletonville, Klerksdorp and southern Free State Goldfields.

Events subsequent to the review period

In early October, Wits Gold purchased a 42 hectare agricultural property in the Potchefstroom district. Over the next six months, a world class storage warehouse will be constructed. This will accommodate one of the Company"s principle assets, the 526 km of core that was acquired from AngloGold Ashanti Limited, Gold Fields Limited and Harmony Gold Mining Company Limited, as well as providing storage and sampling facilities for new core resulting from the Company"s drilling programmes.

The Wits Gold Annual General Meeting was held in Johannesburg on 5 October. In addition to routine business matters, a new non-executive director, Mrs Gayle Wilson was appointed. Mrs Wilson is a chartered accountant and until June 2005, was an audit partner at Ernst and Young.

Towards the end of October, the Company completed a private placement of 557 882 shares at a price of R55,00. This private placement was arranged by JP Morgan Chase Bank with international institutional investors, and raised a total of R30,68 million. These funds will be used to complete the Potchefstroom core yard and to advance the Company"s drilling programmes in the Witwatersrand Basin.

FILE NO:
82-34986

Future exploration
The next phase in the growth of Wits Gold involves the improved definition of the mineral resources within the Company"s prospecting rights. Five priority projects have been identified on the basis of higher gold grades and the shallower depths of the reefs below surface. Some 2 000 reef intersections have previously been made within these priority areas. However, in order to upgrade the gold and uranium mineralisation to the Indicated and Measured categories as defined by the SAMREC code, further drilling is necessary. Accordingly, a programme of 20 surface boreholes has been designed to address this objective by the first quarter of 2009. The first borehole in the southern Free State started drilling during August, 2006 and a second machine started work in October.

Basis of accounting
In compliance with JSE Listings Requirements, the interim financial results for the six month period ended 31 August 2006 have been prepared in accordance with the International Financial Reporting Standards (`IFRS") which have been constantly applied. In terms of IAS8, the basic, headline and diluted loss per share have been restated for the years ended 28 February 2005 and 29 February 2004. A SENS announcement was released on 30 November 2006 explaining these errors. These interim financial statements have not been audited and do not include all of the information required for full annual financial statements.

On behalf of the board

Adam Fleming	Marc Watchorn
Chairman	Chief Executive Officer

Johannesburg
30 November 2006

Date: 30/11/2006 04:00:08 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

Wits Gold - Wits Gold: Additional Disclosure And Re-statement Of Basic,

Release Date: 30/11/2006 14:56:30 Code(s): WGR

FILE NO: 82-34986

Wits Gold - Wits Gold: Additional disclosure and re-statement of basic, headline and diluted loss per share
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")
Johannesburg: 30th November, 2006
Wits Gold (JSE: WGR; ADR: WIWTY)
Wits Gold: Additional disclosure and re-statement of basic, headline and diluted loss per share

The board of directors of Wits Gold has decided that the Company should seek a secondary listing for its shares on an appropriate international stock exchange. It is envisaged that this action should assist in raising the profile of the company as well as increasing the tradability of Wits Gold shares. As part of this process, the Company has been advised that there were certain errors and omissions in the Company"s JSE listing prospectus dated 24th April, 2006 and the annual report for 2006. These comprise 1) errors in the basic, headline and diluted loss per share calculations for the financial years 2004 and 2005; and 2) incomplete disclosure on related parties as required by International Accounting Standard 24.

Basic, headline and diluted loss per share

The information concerning the basic, headline and diluted loss per share for the financial years 2004 and 2005 should be re-stated. These errors arose from the incorrect calculation of the weighted average number of shares in issue. This was due to the incorrect determination of the number of shares to be used in the calculation as a result of a share split that occurred in 2005. Both the previously stated and revised figures are set out in the table below:

	Year ended 28 February 2005	Year ended 29 February 2004
Basic loss and headline loss per share		
Previously stated		
Weighted average number of shares in issue	4 135 097	1 000
Basic and headline loss per share (cents)	(46.61)	(89 627.90)
Revised		
Weighted average number of shares in issue	20 414 316	19 403 500
Basic and headline loss per share (cents)	(9.44)	(4.62)
Diluted loss per share		
Previously stated		
Weighted average number of shares in issue	4 135 097	1 000
Diluted loss per share (cents)	(46.61)	(89 627.90)
Revised		
Weighted average number of shares in issue	20 414 316	19 403 500
Diluted loss per share (cents)	(9.44)	(4.62)

The incorrect calculation also had an impact on the 2006 loss per share figures, but this has not been restated as the effect is not considered material.

All future financial statements will reflect the relevant revised figures with the appropriate disclosure of International Accounting Standard 8.

Related parties

The disclosure of relationships between a company listed on the JSE Limited and other entities is governed by JSE Listings Requirements and the International Accounting Standard 24. These regulations identify related parties on the basis of major shareholders, key management, economic transactions and entities that exert significant influence, joint control or control over a company.

The directors of Wits Gold wish to disclose that as at 28 February 2006, the Chairman, Mr Adam Fleming was the indirect beneficial owner of 2 753 874 shares in the Company. The entities holding these shares on behalf of Mr Fleming are tabulated below:

Rhodora	2 506 780 shares
Hardybay	247 094 shares
Total	2 753 874 shares

FILE No:
82-34986

At the time of the Wits Gold prospectus and the annual report for 2006, it was erroneously recorded that Mr Fleming was the indirect beneficial owner of only 2 500 000 shares in the Company instead of 2 753 874 shares. It should also be stated that Rhodora and Hardybay are considered to be related parties to Wits Gold as a result of Mr Fleming"s ability to exert significant influence over the financial decisions of these entities. Apart from the shares held on behalf of Mr Fleming by Hardybay, Hardybay also held 227 629 shares in Wits Gold on behalf of other parties.
Furthermore, it is now considered that FF&P Advisory and JP Morgan are related parties to Wits Gold due to their roles as advisors as well as their beneficial interests in the Company. The details of the transactions involving FF&P Advisory and JP Morgan were previously disclosed in Annexure 6 of the listing prospectus, concerning material contracts. The financial effects of these transactions were disclosed in the Section 7.6 of the prospectus and Note 6 of the annual report for 2006. Therefore, by association, the holding company of FF&P Advisory, namely FF&P Limited is also a related party. Both FF&P Advisory and JP Morgan each hold an option to acquire 700 000 shares in Wits Gold.
The Company also wishes to disclose that the East Accrington Foundation is a material shareholder in Wits Gold, being the owner of 5 327 906 shares and therefore is a related party.
With respect to the BEE shareholders, the Company wishes to re-confirm that at February 2006, Prof Taole Mokoena is a director of both Continental Africa Gold Resources Consortium (Pty) Limited and Wits Gold. Continental Africa Gold Resources Consortium (Pty) Limited held 23.3% of the shareholding of Wits Gold at 28 February 2006 and therefore had the ability to exercise significant influence over Wits Gold. Similarly, Dr Humphrey Mathe is a director of Tranter Kismet Investments (Pty) Limited as well as Wits Gold. Dr Mathe also held 22% of the shareholding in Tranter Holdings (Pty) Limited which in turn held 65% of the shareholding in Tranter Kismet Investments (Pty) Limited. As a result, Dr Mathe had the ability to exercise significant influence over both Tranter Holdings (Pty) Limited and Tranter Kismet Investments (Pty) Limited. Therefore both Continental Africa and Tranter Kismet are considered to be related parties due to their material shareholding as well as the presence of common directors. Tranter Holdings (Pty) Limited is considered a related party due to the presence of a common director.
Blue Sky Trust held 1 015 698 shares in Wits Gold at 28 February 2006. Dr Marc Watchorn, the CEO of the Company has significant influence over the financial decisions of this trust. In the Company"s JSE listing prospectus and the annual report for 2006, these 1 015 698 shares were shown to be an indirect beneficial interest accruing to Dr Watchorn.
SA Freightliner Trucks(Pty) Limited held 118 198 shares in Wits Gold at 28 February 2006. Mr Derek Urquhart, the CFO of Wits Gold has significant influence over the financial decisions of SA Freightliner Trucks(Pty) Limited. In the Wits Gold JSE listing prospectus and the annual report for 2006, these 118 198 shares were shown to be an indirect beneficial interest accruing to Mr Urquhart.
Wits Gold regrets these omissions and errors, but in the interest of complete disclosure and good corporate governance wishes to amend the record. Full disclosures of the above matters are available for inspection at the registered offices of the Company.
For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Derek Urquhart
Chief Financial Officer
Tel: +27 11 832 1749

Johannesburg
30 November 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 30/11/2006 02:56:35 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

Wits Gold - Erroneous trade in Wits Gold shares

FILE NO:
82-34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)

Erroneous trade in Wits Gold shares

Wits Gold (JSE: WGR; ADR: WIWTY)has been informed by the JSE Limited that on Friday 17th November transactions in Wits Gold shares were completed in error during the closing auction. This error resulted in the reported closing price for Wits Gold shares of R40.01. Management of Wits Gold has subsequently been advised that these transactions involving the trade of 6186 shares will be reversed and that the ruling price will be revised to its former level of R57.00. A separate SENS announcement acknowledging this error will be released by the JSE Limited.

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Derek Urquhart
Chief Financial Officer
Tel: +27 11 832 1749

Johannesburg
20 November 2006

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 20/11/2006 10:49:36 AM Produced by the JSE SENS Department

20/11/2006 Source: JSE NEWS SERVICE

Wits Gold - Cancellation Of Trades

Release Date: 20/11/2006 10:47:02 Code(s): JSE WGR

FILE No: 82-34986

Wits Gold - Cancellation of trades
Witwatersrand Consolidated Gold Resources Limited
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
JSE Code WGR
ISIN: ZAE000079703
"Wits Gold" or "the Company"
CANCELLATION OF TRADES
The trades in 6186 WGR shares at 4001 cents per share on Friday 17 November 2006 were matched in error and have been cancelled. The ruling price for WGR will therefore be adjusted to be 5700.
-ends-
20 November 2006
Date: 20/11/2006 10:47:03 AM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department